Exhibit 12.1

TRM Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

						Three
						months
						ended
	Year ended December 31,					March 31,
	2000	2001	2002	2003	2004	2005
Earnings:

Pretax income (loss) from continuing operations	$(4,748)	$(1,848)	$(5,682)	$9,219	$12,277	$2,508
Less:
Minority interests in income (losses) of consolidated subsidiaries	(495)	(1,190)	(72)	—	—	—

Pretax income (loss) from continuing operations before minority interest and before cumulative effect of accounting change	(5,243)	(3,038)	(5,754)	9,219	12,277	2,508
Add:
Fixed charges (below)	4,110	3,845	3,472	2,551	3,825	3,182
Less:
Capitalized interest	—	—	—	—	(6)	(7)

Earnings as adjusted(A)	$(1,133)	$807	$(2,282)	$11,770	$16,096	$5,683

Fixed Charges:
Interest expensed	$2,182	$2,287	$1,581	$1,035	$1,731	$2,229
Interest expensed—TRM Inventory Funding Trust	1,244	827	450	405	643	363
Interest capitalized	—	—	—	—	6	7
Amortized premiums, discounts and capitalized expenses related to indebtedness	101	177	211	167	227	260
Estimated interest within rental expense	583	554	1,230	944	1,218	323

Total fixed charges(B)	$4,110	$3,845	$3,472	$2,551	$3,825	$3,182

Preferred dividends	$1,500	$1,500	$1,500	$1,500	$1,329	$147
Ratio of income before provision for income taxes to income from continuing operations (1.00 for loss years)	1.00	1.00	1.00	1.49	1.47	1.52

Preferred dividend factor on a pretax basis	$1,500	$1,500	$1,500	$2,235	$1,954	$223

Fixed charges and preferred dividends(C)	$5,610	$5,345	$4,972	$4,786	$5,779	$3,405

Ratio of earnings to fixed charges ((A) divided by (B))	NA	NA	NA	4.61	4.21	1.79
Deficiency of earnings available to cover fixed charges	$5,243	$3,038	$5,754
Ratio of earnings to fixed charges and preferred dividends ((A) divided by (C))	NA	NA	NA	2.46	2.79	1.67
Deficiency of earnings available to cover fixed charges and preferred dividends	$6,743	$4,538	$7,254